ZEEHAUS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2022 and 2021

Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Zeehaus, Inc.
San Francisco, CA

We have reviewed the accompanying financial statements of Zeehaus, Inc. (a corporation), which comprise the balance sheet as of the interim period ending on December 31, 2022 and 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

We are required to be independent of Zeehaus, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Plano, TX
April 21, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ZEEHAUS, INC.
BALANCE SHEET
DECEMBER 31, 2022 & 2021

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ 115,124	$ 306,815
TOTAL CURRENT ASSETS	115,124	306,815
TOTAL ASSETS	$ 115,124	$ 306,815
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Credit Card Payable	11,375	11,437
TOTAL CURRENT LIABILITIES	11,375	11,437
TOTAL LIABILITIES	11,375	11,437
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized; 12,423,514 issued; $0.00001 par value)	124	124
Preferred Stock (10,000,000 shares authorized; 581,950 issued; $0.00001 par value)	6	-
Additional Paid in Capital	1,608,056	1,481,885
Retained Deficit	(1,504,438)	(1,186,632)
TOTAL SHAREHOLDERS' EQUITY	103,748	295,377
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 115,124	$ 306,815

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

ZEEHAUS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Operating Expense		
Salaries & Wages	275,610	255,978
Legal & Professional	20,944	50,424
General & Administrative	19,861	29,961
Advertising & Marketing	640	19,422
Rent	-	8,579
	317,055	364,364
Net Loss from Operations	(317,055)	(364,364)
Other Expense		
Taxes	(750)	(1,708)
Net Loss	$ (317,806)	$ (366,072)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	12,423,514	12,398,554
Net Loss per share	$ (0.03)	$ (0.03)

ZEEHAUS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Cash Flows From Operating Activities		
Net Loss For The Period	$ (317,806)	$ (366,072)
Change in Credit Card Payable	(62)	10,326
Net Cash Flows From Operating Activities	(317,868)	(355,746)
Cash Flows From Financing Activities		
Increase in Additional Paid In Capital	126,171	550,943
Issuance of Preferred Stock	6	-
Issuance of Common Stock	-	17
Net Cash Flows From Financing Activities	126,177	550,960
Cash at Beginning of Period	306,815	111,601
Net Increase (Decrease) In Cash	(191,691)	195,214
Cash at End of Period	$ 115,124	$ 306,815

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

ZEEHAUS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Deficit	Total Shareholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2020	10,703,722	$ 107	-	$ -	$ 930,942	$ (820,560)	$ 110,489
Issuance of Stock	1,694,832	17			550,943		550,960
Net Loss						(366,072)	(366,072)
Balance at December 31, 2021	12,398,554	$ 124	-	$ -	$ 1,481,885	$ (1,186,632)	$ 295,377
Issuance of Stock	24,960	-	581,950	6	126,171		126,177
Net Loss						(317,806)	(317,806)
Balance at December 31, 2022	12,423,514	$ 124	581,950	$ 6	$ 1,608,056	$ (1,504,438)	$ 103,748

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Zeehaus, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company operates an online real estate marketplace that connects investors with homeowners to digitally buy & sell fractional real estate ownership.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2022 of $317,806 and $366,072 in 2021.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 21, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the

Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. There are no estimates presented in these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Rent

The Company currently occupies shared office space on a as needed basis under a month-to-month agreement.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2022 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware domiciled in the State of California.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

NOTE D- EQUITY

Under the Company's Amended Articles of Incorporation, the Company authorized 20,000,000 shares of $0.00001 par value Common Stock and 10,000,000 shares of $0.00001 par value Preferred Stock.

The Company currently has two classes of equity outstanding:

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

Common Stock	12,423,514
Preferred Stock	581,950

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 21, 2023, the date that the financial statements were available to be issued.